UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

American Independence Funds Trust II

Address of Principal Business Office (No. & Street, City, State, Zip Code):

230 Park Avenue, Suite 534

New York, NY 10169

Telephone Number (including area code):

(212) 488-1331

Name and address of agent for service of process:

National Corporate Research, Ltd.

10 East 40th Street, 10th Floor

New York, NY 10016

Copies to:

Jon Rand
Dechert LLP
1095 Avenue of the Americas
New York, NY 10036-6797

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:    YES  ☒    NO  ☐

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification to be duly signed on its behalf in the City of New York and State of New York on the 13th day of August, 2013.

American Independence Funds Trust II

By:	/s/ Eric M. Rubin
Eric M. Rubin, President

Attest:	/s/ Theresa Donovan
Theresa Donovan Secretary